Exhibit 99.43

Consent of SRK Consulting (U.S.), Inc.

The undersigned company hereby consents to the use of the reports (a) Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” with an effective date of June 30, 2022 and filed on SEDAR on November 23, 2022, (b) Technical report entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia” with an effective date of January 1, 2021 and filed on SEDAR on March 21, 2022, (c) Technical report entitled “NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” with an effective date of December 31, 2021 and dated May 6, 2022, (d) Technical report relating to the Toroparu Project bearing, entitled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Gold Project, Upper Puruni River Region of Western Guyana” with an effective date of December 1, 2021 and dated February 4, 2022, (e) Technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Marmato Project Colombia” with an effective date of July 31, 2019 and filed on SEDAR on February 6, 2020, and (f) Technical report entitled “NI 43-101 Technical Report, Prefeasibility Study Update, Segovia, Department of Antioquia, Colombia” with an effective date of December 31, 2020 and filed on SEDAR on May 13, 2021, and the information derived therefrom, as well as the reference to its name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Ben Parsons
SRK CONSULTING (U.S.), INC.

Dated:	September 6, 2023